Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Second Quarter 2026 Unaudited Financial Results

GUIYANG, China, August 19, 2026—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2026 were RMB3,381.6 million (US$498.4 million), an increase of 4.4% from RMB3,239.1 million in the same period of 2025.

•	Net income in the second quarter of 2026 was RMB1,345.1 million (US$198.2 million), an increase of 6.3% from RMB1,264.8 million in the same period of 2025.

•	Non-GAAP adjusted net income[1] in the second quarter of 2026 was RMB1,433.8 million (US$211.3 million), an increase of 6.0% from RMB1,352.1 million in the same period of 2025.

•	Fulfilled orders[2] in the second quarter of 2026 reached 68.5 million, an increase of 12.7% from 60.8 million in the same period of 2025.

•	Average shipper MAUs[3] in the second quarter of 2026 reached 3.57 million, an increase of 12.8% from 3.16 million in the same period of 2025.

Mr. Peter Hui Zhang, Founder, Chairman, and Chief Executive Officer of FTA, commented, “During the second quarter, we remained focused on enhancing user experience and transaction efficiency. By expanding transaction protections for shippers and truckers, we significantly improved user satisfaction on both sides of the platform and further strengthened our nationwide network effects. Higher order density and growing trucker capacity drove the fulfillment rate to a record high while further shortening matching time. Our new initiatives also progressed: Qmove rapidly grew both order volume and fulfillment rates in overseas markets, our less-than-truckload offerings reached nationwide coverage through partnerships with dedicated-line carriers, and autonomous delivery vehicle pilots expanded to multiple cities. Going forward, our expanding network scale will continue to fuel AI innovation and application across the platform, creating long-term value for our users and shareholders.”

Mr. Langbo Guo, President of FTA, added, “Total net revenues reached RMB3.38 billion this quarter, up 4.4% year over year. Transaction service revenues grew 33.1% to RMB1.77 billion, accounting for 52.2% of total net revenues. Net income reached RMB1.35 billion, up 6.3% year over year, while non-GAAP adjusted net income increased 6.0% to RMB1.43 billion. Net cash provided by operating activities grew significantly year over year to RMB2.15 billion, and our cash position4 was RMB33.4 billion. Our liquidity position remains strong to support scaling new business initiatives and advancing our long-term strategy, while we continue to return value to shareholders through quarterly cash dividends.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices, as there are substantial uncertainties as to whether such shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

[4]	Cash position includes cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year.

Second Quarter 2026 Financial Results

Net Revenues (including value added taxes, or “VAT” of RMB1,294.9 million and RMB1,109.2 million for the three months ended June 30, 2025 and 2026, respectively). Total net revenues in the second quarter of 2026 were RMB3,381.6 million (US$498.4 million), representing an increase of 4.4% from RMB3,239.1 million in the same period of 2025, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the second quarter of 2026 were RMB3,012.6 million (US$444.0 million), representing an increase of 9.6% from RMB2,747.9 million in the same period of 2025. The increase was mainly due to the sustained increase in transaction service revenues, partially offset by a decrease in freight brokerage revenues.

•

Freight brokerage service. Revenues from freight brokerage service in the second quarter of 2026 were RMB995.4 million (US$146.7 million), compared with RMB1,177.9 million in the same period of 2025, primarily attributable to a decrease in transaction volume, partially offset by an increase in service fee rate.

•

Freight listing service. Revenues from freight listing service in the second quarter of 2026 were RMB250.8 million (US$37.0 million), an increase of 3.3% from RMB242.9 million in the same period of 2025, primarily due to the growing number of total paying members.

•

Transaction service. Revenues from transaction service amounted to RMB1,766.4 million (US$260.3 million) in the second quarter of 2026, an increase of 33.1% from RMB1,327.1 million in the same period of 2025, primarily driven by increases in order volume, penetration rate and per-order transaction service fee.

Value-added services.5 Revenues from value-added services in the second quarter of 2026 were RMB369.0 million (US$54.4 million), compared with RMB491.2 million in the same period of 2025. The decrease was primarily due to a decrease in credit solutions revenues.

Cost of Revenues (including VAT net of government grants of RMB918.7 million and RMB602.2 million for the three months ended June 30, 2025 and 2026, respectively). Cost of revenues in the second quarter of 2026 was RMB925.9 million (US$136.5 million), compared with RMB1,238.4 million in the same period of 2025, primarily due to decreases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB743.4 million, compared with RMB1,087.1 million in the same period of 2025, primarily due to a decrease in tax costs net of government grants related to the Company’s freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the second quarter of 2026 were RMB455.4 million (US$67.1 million), compared with RMB433.8 million in the same period of 2025. The increase was primarily due to additional investments in user ecosystem enhancement and user rights protection, partially offset by efficiency-focused spending on user acquisition.

General and Administrative Expenses. General and administrative expenses in the second quarter of 2026 were RMB183.8 million (US$27.1 million), compared with RMB170.3 million in the same period of 2025. The increase was primarily due to higher share-based compensation expenses and professional service fees.

Research and Development Expenses. Research and development expenses in the second quarter of 2026 were RMB260.9 million (US$38.5 million), compared with RMB189.6 million in the same period of 2025. The increase was mainly due to the inclusion of R&D costs of Giga.AI Technology Limited (“Giga.AI”), which was consolidated into the Company’s financial results since July 2025.

Income from Operations. Income from operations in the second quarter of 2026 was RMB1,486.1 million (US$219.0 million), an increase of 30.4% from RMB1,139.6 million in the same period of 2025.

Non-GAAP Adjusted Operating Income.6 Non-GAAP adjusted operating income in the second quarter of 2026 was RMB1,580.7 million (US$233.0 million), an increase of 28.5% from RMB1,230.1 million in the same period of 2025.

Net Income. Net income in the second quarter of 2026 was RMB1,345.1 million (US$198.2 million), an increase of 6.3% from RMB1,264.8 million in the same period of 2025.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the second quarter of 2026 was RMB1,433.8 million (US$211.3 million), an increase of 6.0% from RMB1,352.1 million in the same period of 2025.

Basic and Diluted Net Income per ADS7 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.8 Basic net income per ADS was RMB1.28 (US$0.19) in the second quarter of 2026, compared with RMB1.20 in the same period of 2025. Diluted net income per ADS was RMB1.28 (US$0.19) in the second quarter of 2026, compared with RMB1.19 in the same period of 2025. Non-GAAP adjusted basic net income per ADS was RMB1.37 (US$0.20) in the second quarter of 2026, compared with RMB1.28 in the same period of 2025. Non-GAAP adjusted diluted net income per ADS was RMB1.36 (US$0.20) in the second quarter of 2026, compared with RMB1.27 in the same period of 2025.

Balance Sheet and Cash Flow

As of June 30, 2026, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB33.4 billion (US$4.9 billion) in total, compared with RMB31.5 billion as of December 31, 2025.

As of June 30, 2026, the total outstanding loan balance9 was RMB4.3 billion (US$0.6 billion), a decrease of 21.9% from RMB5.5 billion as of December 31, 2025. The total non-performing loan ratio9 was 3.8% as of June 30, 2026, compared with 2.9% as of December 31, 2025, primarily due to the migration of previously delinquent balances to outstanding loans that were over 90 calendar days past due, as well as a rapidly reduced total outstanding loan balance.

In the second quarter of 2026, net cash provided by operating activities was RMB2,150.2 million (US$316.9 million), compared with RMB1,313.3 million in the same period of 2025. Free cash flow10 was RMB2,040.0 million (US$300.7 million), compared with RMB1,299.2 million in the same period of 2025.

[5]

The Company provides a range of value-added services including credit solutions, insurance services, electronic toll collection, energy services, intelligent driving-related services, and other services on the FTA platform.

[6]

Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; and (ii) amortization of intangible assets resulting from business acquisitions. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[7]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.
[8]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[9]

To better reflect the substance of our credit solutions business and present its complete operating performance, the Company has revised the calculation methodologies of the total outstanding loan balance and the non-performing loan (“NPL”) ratio by including off-balance sheet loans in the calculation. Total outstanding loan balance means the aggregate principal amount outstanding under on-balance sheet and off-balance sheet loans as of the end of each reporting period, excluding loans that are more than 180 days past due. Off-balance sheet loans refer to the loans funded by the Company’s institutional funding partners for which the Company bears principal risk. NPL ratio is calculated by dividing the sum of total outstanding principal of the on- and off-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the sum of total outstanding principal of on- and off-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date. Comparative periods have been restated accordingly to conform to this presentation.

[10]	Free cash flow is defined as operating cash flow adjusted for the impact from capital expenditures. Capital expenditures include purchase of property and equipment and intangible assets.

Business Outlook

The Company expects its total net revenues to be between RMB3.32 billion and RMB3.42 billion for the third quarter of 2026, compared with RMB3.36 billion in the same period of 2025. These forecasts are based on the Company’s current and preliminary view of the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Declaration of Quarterly Cash Dividend

Pursuant to the Company’s shareholder return plan, the board approved a cash dividend for the third quarter of 2026 in the amount of US$0.0042 per ordinary share, or US$0.0840 per ADS, totaling approximately US$87.5 million. The dividend will be paid on or around October 28, 2026, to holders of record of the Company’s ordinary shares at the close of business on October 14, 2026. For holders of the Company’s ADSs, cash dividends are expected to be paid through the depositary, Deutsche Bank Trust Company Americas, on or around October 28, 2026, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

The board will review the quarterly cash dividend policy periodically, and may authorize adjustments to the size and terms of the dividends to ensure that the total shareholder return value for fiscal year 2026 will be approximately US$400 million.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”)

at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB6.7851 to US$1.00, the exchange rate in effect as of June 30, 2026, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on August 19, 2026, or 7:00 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter 2026.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://s1.c-conf.com/diamondpass/10056053-ix3s6v.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the provided number, enter your PIN, and you will join the conference.

The replay will be accessible through August 26, 2026, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	400-120-9216
Hong Kong, SAR:	800-930-639
United Kingdom:	0800-031-4295
Singapore:	800-101-3223
Replay Access Code:	10056053

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, while enabling other businesses, such as financial institutions, highway authorities and gas station operators, to participate in its ecosystem. With a mission to empower enterprises with greater logistics competitiveness, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; and (ii) amortization of intangible assets resulting from business acquisitions. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively. The Company defines free cash flow as operating cash flow adjusting for the impact from capital expenditures. Capital expenditures include purchase of property and equipment and intangible assets.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income, net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures against the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of health epidemics, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,066,137	6,800,864	1,002,323
Restricted cash	70,290	89,623	13,209
Short-term investments	11,048,309	16,753,904	2,469,220
Accounts receivable, net	75,133	89,000	13,117
Loans receivable, net	4,851,353	3,629,919	534,984
Prepayments and other current assets, net	940,552	1,190,738	175,493

Total current assets	23,051,774	28,554,048	4,208,346
Restricted cash	30,000	190,000	28,003
Long-term time deposits and other investments[1]	14,268,513	9,607,105	1,415,912
Investments in equity investees	1,043,145	1,130,155	166,564
Property and equipment, net	457,487	573,508	84,525
Intangible assets, net	757,408	708,316	104,393
Goodwill	4,025,420	4,025,420	593,273
Deferred tax assets	249,551	306,945	45,238
Operating lease right-of-use assets	92,218	82,198	12,114
Other non-current assets	346,512	414,654	61,112

Total non-current assets	21,270,254	17,038,301	2,511,134

TOTAL ASSETS	44,322,028	45,592,349	6,719,480

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	37,750	44,377	6,540
Amount due to related parties	29,674	—	—
Prepaid for freight listing fees and other service fees	637,489	642,997	94,766
Income tax payable	421,707	489,250	72,107
Other tax payable	479,286	598,069	88,144
Operating lease liabilities	33,847	18,838	2,776
Dividends payable	—	591,706	87,207
Accrued expenses and other current liabilities	1,211,279	1,202,268	177,191

Total current liabilities	2,851,032	3,587,505	528,731
Deferred tax liabilities	185,578	173,709	25,602
Operating lease liabilities	1,485	6,020	887
Other non-current liabilities	12,328	10,983	1,619

Total non-current liabilities	199,391	190,712	28,108

TOTAL LIABILITIES	3,050,423	3,778,217	556,839

MEZZANINE EQUITY
Redeemable non-controlling interests	767,813	953,224	140,488
Subscription receivables	(20,000)	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares	1,345	1,340	197
Additional paid-in capital	44,328,028	43,102,535	6,352,528
Accumulated other comprehensive income	2,742,068	2,106,935	310,524
Accumulated deficit	(7,020,237)	(4,791,864)	(706,233)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	40,051,204	40,418,946	5,957,016
Non-controlling interests	472,588	441,962	65,137

TOTAL SHAREHOLDERS’ EQUITY	40,523,792	40,860,908	6,022,153

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	44,322,028	45,592,349	6,719,480

1.	The Group’s long-term time deposits and other investments consist of RMB9,586 million long-term time deposits and RMB22 million available-for-sale debt securities as of June 30, 2026.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues:
Freight Matching Services	2,747,919	2,472,370	3,012,611	444,004	4,995,026	5,484,981	808,386
Freight brokerage service	1,177,906	827,064	995,376	146,700	2,143,572	1,822,440	268,594
Freight listing service	242,920	252,175	250,832	36,968	477,825	503,007	74,134
Transaction service	1,327,093	1,393,131	1,766,403	260,336	2,373,629	3,159,534	465,658
Value-added services	491,187	376,014	368,954	54,377	943,989	744,968	109,795
Total net revenues (including value-added taxes or “VAT” of RMB1,294.9 million and RMB1,109.2 million for the three months ended June 30, 2025 and 2026, respectively)	3,239,106	2,848,384	3,381,565	498,381	5,939,015	6,229,949	918,181
Operating expenses:
Cost of revenues (including VAT net of government grants of RMB918.7 million and RMB602.2 million for the three months ended June 30, 2025 and 2026, respectively)(1)	(1,238,371)	(778,220)	(925,900)	(136,461)	(1,936,930)	(1,704,120)	(251,156)
Sales and marketing expenses(1)	(433,842)	(381,691)	(455,412)	(67,119)	(811,692)	(837,103)	(123,374)
General and administrative expenses(1)	(170,347)	(299,590)	(183,794)	(27,088)	(356,356)	(483,384)	(71,242)
Research and development expenses(1)	(189,620)	(255,330)	(260,888)	(38,450)	(382,978)	(516,218)	(76,081)
Provision for credit solutions	(75,028)	(143,634)	(72,000)	(10,611)	(156,879)	(215,634)	(31,781)

Total operating expenses	(2,107,208)	(1,858,465)	(1,897,994)	(279,729)	(3,644,835)	(3,756,459)	(553,634)
Other operating income	7,662	16,040	2,481	366	47,827	18,521	2,730

Income from operations	1,139,560	1,005,959	1,486,052	219,018	2,342,007	2,492,011	367,277
Other income (expense)
Interest income	251,304	216,824	215,355	31,739	496,813	432,179	63,695
Foreign exchange gain (loss)	205	(6,114)	(5,559)	(819)	(10,620)	(11,673)	(1,720)
Investment income	20,002	12,206	7,933	1,169	39,335	20,139	2,968
Unrealized gains (losses) from fair value changes of investments	37,032	(3,577)	28,399	4,185	70,494	24,822	3,658
Other expenses, net	(11,024)	(2,369)	(27,758)	(4,091)	(10,406)	(30,127)	(4,440)
Share of loss in equity method investees	(2,590)	(4,423)	(37,095)	(5,467)	(2,427)	(41,518)	(6,119)

Total other income	294,929	212,547	181,275	26,716	583,189	393,822	58,042

Net income before income tax	1,434,489	1,218,506	1,667,327	245,734	2,925,196	2,885,833	425,319
Income tax expense	(169,655)	(224,409)	(322,271)	(47,497)	(381,426)	(546,680)	(80,571)

Net income	1,264,834	994,097	1,345,056	198,237	2,543,770	2,339,153	344,748
Less: net loss attributable to non-controlling interests	(1,147)	(14,487)	(15,007)	(2,212)	(2,309)	(29,494)	(4,347)
Less: measurement adjustment attributable to redeemable non-controlling interests	21,493	17,678	30,035	4,427	33,015	47,713	7,032

Net income attributable to ordinary shareholders	1,244,488	990,906	1,330,028	196,022	2,513,064	2,320,934	342,063

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ordinary share
—Basic	0.06	0.05	0.06	0.01	0.12	0.11	0.02
—Diluted	0.06	0.05	0.06	0.01	0.12	0.11	0.02
Net income per ADS*
—Basic	1.20	0.95	1.28	0.19	2.41	2.23	0.33
—Diluted	1.19	0.95	1.28	0.19	2.40	2.23	0.33
Weighted average number of ordinary shares used in computing net income per share
—Basic	20,824,102,531	20,789,216,349	20,752,854,307	20,752,854,307	20,837,086,248	20,770,909,708	20,770,909,708
—Diluted	20,933,997,672	20,882,514,034	20,819,253,526	20,819,253,526	20,946,325,399	20,850,836,385	20,850,836,385
Weighted average number of ADS used in computing net income per ADS
—Basic	1,041,205,127	1,039,460,817	1,037,642,715	1,037,642,715	1,041,854,312	1,038,545,485	1,038,545,485
—Diluted	1,046,699,884	1,044,125,702	1,040,962,676	1,040,962,676	1,047,316,270	1,042,541,819	1,042,541,819
*	Each ADS represents 20 ordinary shares.
(1)	Share-based compensation expenses in operating expenses are as follows:

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	3,513	2,591	2,708	399	7,362	5,299	781
Sales and marketing expenses	15,703	9,078	9,470	1,396	35,261	18,548	2,734
General and administrative expenses	36,131	164,945	44,417	6,546	91,899	209,362	30,856
Research and development expenses	22,126	13,520	14,321	2,111	45,624	27,841	4,103

Total	77,473	190,134	70,916	10,452	180,146	261,050	38,474

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS AND FREE CASH FLOW

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,313,300	1,561,958	2,150,240	316,906	1,638,943	3,712,198	547,110
Net cash used in investing activities	(4,166,092)	(453,603)	(1,458,314)	(214,929)	(2,012,680)	(1,911,917)	(281,782)
Net cash used in financing activities	(1,067,689)	(296,945)	(527,889)	(77,801)	(1,071,610)	(824,834)	(121,565)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	15,411	(27,767)	(33,620)	(4,955)	(3,474)	(61,387)	(9,047)

Net (decrease) increase in cash, cash equivalents and restricted cash	(3,905,070)	783,643	130,417	19,221	(1,448,821)	914,060	134,716

Cash, cash equivalents and restricted cash, beginning of the period	8,407,129	6,166,427	6,950,070	1,024,314	5,950,880	6,166,427	908,819

Cash, cash equivalents and restricted cash, end of the period	4,502,059	6,950,070	7,080,487	1,043,535	4,502,059	7,080,487	1,043,535

Net cash provided by operating activities	1,313,300	1,561,958	2,150,240	316,906	1,638,943	3,712,198	547,110
Less: Capital expenditures	(14,054)	(68,169)	(110,258)	(16,250)	(46,709)	(178,427)	(26,297)

Free cash flow (non-GAAP)	1,299,246	1,493,789	2,039,982	300,656	1,592,234	3,533,771	520,813

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income from operations	1,139,560	1,005,959	1,486,052	219,018	2,342,007	2,492,011	367,277
Add:
Share-based compensation expense	77,473	190,134	70,916	10,452	180,146	261,050	38,474
Amortization of intangible assets resulting from business acquisitions	13,021	23,738	23,738	3,499	26,042	47,476	6,997

Non-GAAP adjusted operating income	1,230,054	1,219,831	1,580,706	232,969	2,548,195	2,800,537	412,748

Net income	1,264,834	994,097	1,345,056	198,237	2,543,770	2,339,153	344,748
Add:
Share-based compensation expense	77,473	190,134	70,916	10,452	180,146	261,050	38,474
Amortization of intangible assets resulting from business acquisitions	13,021	23,738	23,738	3,499	26,042	47,476	6,997
Tax effects of non-GAAP adjustments	(3,255)	(5,935)	(5,935)	(875)	(6,510)	(11,870)	(1,749)

Non-GAAP adjusted net income	1,352,073	1,202,034	1,433,775	211,313	2,743,448	2,635,809	388,470

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	1,244,488	990,906	1,330,028	196,022	2,513,064	2,320,934	342,063
Add:
Share-based compensation expense	77,473	190,134	70,916	10,452	180,146	261,050	38,474
Amortization of intangible assets resulting from business acquisitions	13,021	23,738	23,738	3,499	26,042	47,476	6,997
Tax effects of non-GAAP adjustments	(3,255)	(5,935)	(5,935)	(875)	(6,510)	(11,870)	(1,749)

Non-GAAP adjusted net income attributable to ordinary shareholders	1,331,727	1,198,843	1,418,747	209,098	2,712,742	2,617,590	385,785

Non-GAAP adjusted net income per ordinary share
—Basic	0.06	0.06	0.07	0.01	0.13	0.13	0.02
—Diluted	0.06	0.06	0.07	0.01	0.13	0.13	0.02
Non-GAAP adjusted net income per ADS
—Basic	1.28	1.15	1.37	0.20	2.60	2.52	0.37
—Diluted	1.27	1.15	1.36	0.20	2.59	2.51	0.37